UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2024

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Results of AGM dated 08 May 2024, prepared by WPP plc.

FOR IMMEDIATE RELEASE	8 May 2024

WPP PLC ("WPP")

Results of AGM

Following its Annual General Meeting ("AGM") held at 11.00am on Wednesday 8 May 2024, WPP announces the results of the poll vote for each resolution set out in the Notice of AGM. The full text of the resolutions proposed at the AGM is included in WPP's Notice of AGM published on 21 March 2024, which is available on WPP's website at: www.wpp.com/investors.

Resolutions 1 to 18 were passed as ordinary resolutions and resolutions 19 to 21 were passed as special resolutions.

The following table shows the votes cast on each resolution:

Resolution	Total Votes For	%	Total Votes Against	%	Total Votes Cast	Votes Withheld
1 Ordinary Resolution to receive the 2023 Annual Report and Accounts	937,941,958	99.97%	236,024	0.03%	938,177,982	1,420,613
2 Ordinary Resolution to declare a final dividend	936,276,773	99.65%	3,256,561	0.35%	939,533,334	65,261
3 Ordinary Resolution to approve the Compensation Committee report	789,002,865	92.88%	60,497,656	7.12%	849,500,521	90,097,874
4 Ordinary Resolution to elect Andrew Scott as a Director	936,768,188	99.72%	2,668,306	0.28%	939,436,494	161,501
5 Ordinary Resolution to re-elect Angela Ahrendts DBE as a Director	836,382,449	98.46%	13,090,836	1.54%	849,473,285	90,124,710
6 Ordinary Resolution to re-elect Simon Dingemans as a Director	848,251,881	90.29%	91,212,533	9.71%	939,464,414	134,181
7 Ordinary Resolution to re-elect Sandrine Dufour as a Director	933,187,893	99.33%	6,275,626	0.67%	939,463,519	135,076
8 Ordinary Resolution to re-elect Tom Ilube CBE as a Director	921,060,142	98.04%	18,400,854	1.96%	939,460,996	137,599
9 Ordinary Resolution to re-elect Roberto Quarta as a Director	888,601,106	94.59%	50,854,851	5.41%	939,455,957	142,638
10 Ordinary Resolution to re-elect Mark Read CBE as a Director	938,266,704	99.87%	1,181,909	0.13%	939,448,613	149,982
11 Ordinary Resolution to re-elect Cindy Rose OBE as a Director	926,022,555	98.57%	13,442,606	1.43%	939,465,161	133,434
12 Ordinary Resolution to re-elect Keith Weed CBE as a Director	937,913,507	99.84%	1,544,137	0.16%	939,457,644	140,951
13 Ordinary Resolution to re-elect Jasmine Whitbread as a Director	895,489,427	95.32%	43,969,196	4.68%	939,458,623	139,972
14 Ordinary Resolution to re-elect Joanne Wilson as a Director	935,352,563	99.57%	4,081,692	0.43%	939,434,255	164,340
15 Ordinary Resolution to re-elect Dr. Ya-Qin Zhang as a Director	848,290,551	99.86%	1,161,929	0.14%	849,452,480	90,146,115
16 Ordinary Resolution to appoint PricewaterhouseCoopers LLP as the auditor of the Company	935,645,512	99.59%	3,880,652	0.41%	939,526,164	72,431
17 Ordinary Resolution to authorise the Audit Committee, on behalf of the Board, to determine the auditor's remuneration	939,145,161	99.96%	378,380	0.04%	939,523,541	73,855
18 Ordinary Resolution to authorise the Directors to allot relevant securities	811,164,583	86.63%	125,178,700	13.37%	936,343,283	3,255,312
19 Special Resolution to authorise the Company to purchase its own shares	934,367,386	99.46%	5,053,129	0.54%	939,420,515	178,080
20 Special Resolution to authorise the Directors to allot equity securities wholly for cash	828,331,968	88.33%	109,394,949	11.67%	937,726,917	1,871,556
21 Special Resolution to authorise the disapplication of pre-emption rights	831,717,942	88.70%	105,968,747	11.30%	937,686,689	1,911,780

Notes:

1)
The "for" votes include those giving the Chairman discretion.
2)
Total votes "for" and "against" are expressed as a percentage of the total votes cast.
3)
A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.
4)
Issued Share Capital (excluding Treasury Shares): 1,078,553,733 ordinary shares.

The above poll results will shortly be available on WPP's website at www.wpp.com/investors. In accordance with Listing Rule 9.6.2 a copy of the resolutions, other than those concerning ordinary business of the Company, will be submitted to the FCA and will in due course be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Balbir Kelly-Bisla
Company Secretary

Further information
Chris Wade, WPP +44 (0)20 7282 4600

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 08 May 2024.	By: ______________________
Balbir Kelly-Bisla
Company Secretary